Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Charles-Etienne LEBATARD
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Minutes of the Board of Directors’ Meeting held on March 25, 2011
Paris, March 25, 2011 — Total’s Board of Directors met on March 25, 2011 under the chairmanship of Christophe de Margerie, Chairman and Chief Executive Officer.
The Board examined requests to add proposed resolutions to the agenda for the Annual Meeting of Shareholders to be held on May 13, 2011. The resolutions considered were received after the publication of the Notice of Meeting on February 25, 2011.
The Board of Directors decided to add a proposed resolution to the agenda, submitted by Total’s Central Works Council, concerning a change to the Company’s articles of incorporation.
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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com